EXHIBIT 99.2

MATERIAL EVENT

In accordance with Articles 9 and 10-2 of the Securities Market Law 18,045, we hereby inform you of the material event related to the shares issued by the Bank and the offer for them, which took place on April 22, 2008, during a meeting of the Board of Directors of CORPBANCA. At this meeting, the Board of Directors, acting as authorized by the CORPBANCA’s Shareholders at the Extraordinary Shareholders’ Meeting on April 15, 2008, at which a program to purchase shares issued by CORPBANCA (the “Share Repurchase Program”) was approved in accordance with articles 27 to 27 D of the Chilean Corporate Law, agreed upon the following:

Agreement A. To set the repurchase price of the shares at Ch$3.03 per share.

Agreement B. That the number of shares to be offered in the Share Repurchase Program will be 5,672,732,264 shares, which represent 2.5% of the issued and paid shares of CORPBANCA.

Agreement C. The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the Extraordinary Shareholders’ Meeting; through one or more tender offers (Ofertas Públicas de Adquisicion de Acciones) in accordance with article 198-5 of the Securities Market Law, and Circular No. 1,514, dated January 5, 2001, of the Superintendency of Securities and Insurance and applicable law; in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Offers (Sistema de Ofertas a Firme en Bloque).

Agreement D. Any announcements related to the aforementioned tender offer will be published on April 29, 2008, in the Chilean newspapers La Tercera and Diario Financiero.

Agreement E. The offer will commence on April 30, 2008 and will remain in effect for a term of 30 days.

Agreement F. With respect to the tender offer, all of the laws, standards and regulations that have been referred to are understood to be an integral part of these agreements as well as the related agreements approved at the Extraordinary Shareholders Meeting.

Santiago, April 2008

Chief Executive Officer